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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              Newtek Capital, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.02 per share
________________________________________________________________________________
                         (Title of Class of Securities)



________________________________________________________________________________
                                (CUSIP Number)


                               Brian A. Wasserman
                                 Newtek Capital
                            1500 Hempstead Turnpike
                             East Meadow, NY 11554
                                 (516) 835-6229

________________________________________________________________________________
                (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               September 19, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons I.R.S.
 1.   Identification Nos. of above persons (entities only).

      Brian A Wasserman
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.

------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)
 5.
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.   New York

------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     NUMBER OF            4,799,000

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8.

     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9.
    REPORTING             4,799,000

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10.

------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      4,799,000

------------------------------------------------------------------------------

      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.   22.9%

------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.   IN

------------------------------------------------------------------------------


               ATTACHMENT TO STATEMENT FILED UNDER SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

     This statement under Schedule 13D is filed with respect to common stock, $0.02 par value ("common stock') of Newtek Capital, Inc. (the "Company"), whose principal executive office is at 845 Third Avenue, 8th Floor, New York, New York 10022.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed for Brian A. Wasserman.

     The information for Brian A. Wasserman is as follows:

     a.  Brian A. Wasserman

     b. Mr. Wasserman's address is at 1500 Hempstead Turnpike, East Meadow, NY 11554.

     c. Mr. Wasserman's position is as Treasurer, Chief Financial Officer, and Director of the Company, which organizes and operates certified capital companies which provide a base for the structuring, development and acquisition of further businesses, particularly early-stage, technology oriented companies focused on Internet related commerce. The Company's principal address is at 845 Third Avenue, 8th Floor, New York, New York 10022.

     d.  None

     e.  None

     f.  USA

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company entered into an Agreement and Plan of Merger with REXX Environmental Corporation ("REXX") dated December 9, 1999. Pursuant to the Agreement, and subject to the conditions set forth in the Agreement, including shareholder approval of both companies, on September 19, 2000 REXX was merged into a subsidiary of Newtek, and as survivor became a subsidiary of Newtek. Prior to the merger, REXX common stock was listed on the American Stock Exchange under the trading symbol "REX" and the stock of Newtek was privately held and not traded. Upon completion of the merger, the Newtek common stock was listed on the American Stock Exchange ("AMEX") under the symbol "NKC", and the REXX stock to be delisted from the Exchange and deregistered under the Securities Exchange Act of 1934. Shares of REXX common stock were converted into Newtek common stock on a one-for-one basis.

     At the completion of the merger, the Newtek common stock consisted of 20,981,861 shares issued and outstanding and adjusted to reflect the shares issued in the merger, 4,799,000 of which are owned by Mr. Wasserman.

     ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Wasserman's reporting obligation on this Schedule arose as a result of the effectiveness of the merger, described above in Item 3, on September 19, 2000.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. Brian A. Wasserman beneficially owns 4,799,000 shares of the common stock. This constitutes 22.9% of the outstanding common stock as of September 19, 2000.

     b.  Mr. Wasserman has the sole power to vote the shares.

     c.  The reporting party has nothing to report under this subpart.

     d.  The reporting party has nothing to report under this subpart.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting party is the sole owner of the common stock. The reporting party does not have any agreements regarding the common stock.

     ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits to this Statement:

          2.1 Agreement and Plan of Merger dated December 9, 1999*

          ______________

          *Incorporated by reference to Newtek Capital's Registration Statement on Form S-4, filed on August 14, 2000 (File No. 333-43744).

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 26, 2000
                                             /s/ Brian A. Wasserman
                                             ----------------------
                                                 Brian A. Wasserman